February 1, 2006

By Facsimile and U.S. Mail

James G. Swensen, Jr.
Swensen & Andersen PLLC
136 South Main Street, Suite 318
Salt Lake City, Utah 84101

	Re:	ITEC Attractions
		Schedule 13E-3, Amendment No. 2
		Preliminary Information Statement on Schedule 14C
		Filed January 19, 2006

Dear Mr. Swensen:

	We have the following comments on the above-referenced filing.
Note that we have limited our review to issues related to Rule
13e-3:

General
1. Please note that the redlined version of your document should be filed in EDGAR and attached to the document submitted, and not filed separately as "CORRESP."

Preliminary Information Statement on Schedule 14C

Background of the Reverse Stock Split, page 8
2. We reissue comment 2. Please continue to revise the background section to provide more specific information, including specific dates of board meetings, and the date that the principal group proposed the $0.27 per share consideration to be paid to the unaffiliated security holders. In addition, revise to describe how the principal group determined the price to be paid to security holders. Also revise the background section to discuss the purchases made from related third parties at $0.27 per share after for the reverse split consideration was determined, and why these payments were made at this time.

Determination by the Board of Directors, page 15
3. We reissue comments 6 and 11. Each of our prior comments have sought revised disclosure clarifying that the board and each filing person has determined that the transaction is procedurally and substantively fair to the unaffiliated security holders. Please revise the disclosure to provide this information.


Determination by the Principal Group and the "Filing Persons",
page
19
4. We reissue comment 10. As noted in our prior comments, you must revise the disclosure document to summarize each report received from the financial advisor, including oral and written reports and preliminary and final reports. Please revise the document to summarize or provide a more complete summary of each report, as applicable. In addition, as stated in our prior comment, the language that "The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA" is inconsistent with the disclosure relating to the opinion, and the limitation should be deleted. See Section II.D.1 in the Division of Corporation Finance`s Current Issues and Rulemaking
Projects outline, which is available on our website at www.sec.gov.
Finally, please revise the document to be disseminated to security holders to disclose that the financial advisor has consented to your use of its opinion in the document. It is unclear to us where the financial advisor has made this statement in the opinion.

Closing Comment
5. We note the acknowledgements provided in response to prior comment
13; however, per our discussion, please provide an acknowledgement from each filing person that he or she "may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." To expedite our review, please cite the page numbers of any changes you make to the document in response to our comments. If you do not agree with a comment, please tell us why in your response. Please note that Rule 14c-5(e) requires you to file a revised preliminary information statement that is marked to show changes. Direct any questions to me at (202) 551-3262 or Daniel Duchovny at (202) 551-3619. You may also contact me by facsimile at
(202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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James G. Swensen, Jr.
February 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE